EXHIBIT 12.2

EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions)	Six Months Ended June 30,	Year Ended December 31,
Earnings:	2018	2017	2016	2015	2014	2013
Net income	$(524)	$1,691	$1,402	$862	$1,433	$866
Income tax provision (benefit)	(544)	427	70	(19)	384	326
Fixed charges	757	1,572	1,417	1,260	1,176	971
Total earnings	$(311)	$3,690	$2,889	$2,103	$2,993	$2,163
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$732	$1,532	$1,363	$1,208	$1,125	$917
Interest on capital leases	—	2	3	4	6	7
AFUDC debt	25	38	51	48	45	47
Total fixed charges	$757	$1,572	$1,417	$1,260	$1,176	$971
Preferred stock dividends:
Tax deductible dividends	$—	$9	$9	$9	$9	$9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	14	7	5	5	6	7
Total preferred stock dividends	14	16	14	14	15	16
Total combined fixed charges and preferred stock dividends	$771	$1,588	$1,431	$1,274	$1,191	$987
Ratios of earnings to combined fixed charges and preferred stock dividends (1)	(0.40)	2.32	2.02	1.65	2.51	2.19

(1) The ratio of earnings to fixed charges and preferred stock dividends indicates that an additional $1.1 billion of earnings would be required to reach a one-to-one ratio for the six months ended June 30, 2018.

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on tax liabilities.